

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Richard D. Bertel
Chief Executive Officer
Integrated Rail and Resources Acquisition Corp.
6100 Southwest Boulevard, Suite 320
Fort Worth, Texas 76109

      Re: Integrated Rail and Resources Acquisition Corp.
          Preliminary Proxy Statement on Schedule14A
          Filed October 17, 2022
          File No. 001-41048

Dear Richard D. Bertel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Edward P. Bromley III